SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 001-31400

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201

CACI $MART Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of CACI $MART Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CACI $MART Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.

Tysons, Virginia

June 22, 2018

CACI $MART Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2017	2016
Assets
Investments, at fair value	$1,611,486	$1,334,010
Receivables:
Contributions receivable – employer	5,672	6,025
Contributions receivable – participants	4,781	4,692
Notes receivable – participants	19,387	18,078
Total receivables	29,840	28,795
Net assets available for benefits	$1,641,326	$1,362,805

See accompanying notes.

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	For the Years Ended
	December 31,
	2017	2016
Additions
Investment income:
Interest and dividends	$18,169	$9,716
Net appreciation in fair value of investments	244,020	80,063
Total investment income	262,189	89,779
Interest income on notes receivable from participants	796	740
Contributions:
Participant	102,204	102,189
Employer	24,934	25,798
Rollover	23,651	37,438
Total contributions	150,789	165,425
Total additions	413,774	255,944
Deductions
Benefits paid to participants	134,193	140,526
Administrative expenses	1,060	1,058
Total deductions	135,253	141,584
Transfers from other plans	-	20,148
Net increase	278,521	134,508
Net assets available for benefits:
Beginning of year	1,362,805	1,228,297
End of year	$1,641,326	$1,362,805

See accompanying notes.

CACI $MART Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Company matching 401(k) and any profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.

Transfers from Other Plans

During 2016, certain 401(k) assets from the 2013 acquisition of Six3 Systems Holdings II, Inc., totaling $20.1 million, were transferred into the Plan.

Eligibility

In general, employees of the Plan Sponsor and its participating subsidiaries who are U.S. citizens or residents, regardless of age, are eligible to participate.

Contributions

Participants can elect to contribute up to 75% of their annual compensation in any combination of before-tax and after-tax (Roth) contributions subject to the Internal Revenue Service (IRS) maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

The Company makes matching contributions to eligible employees in an amount equal to 50% of the first 6% of pre‑tax compensation deferred by eligible participants, subject to federal limits. Participants must be employed on the last day of the Plan year to be eligible for matching contributions.  In addition, certain employees are not eligible for matching contributions.

Effective January 1, 2018, the Plan was amended whereby Company matching contributions will be made each pay period to eligible employees, rather than on an annual basis.

The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results. There were no discretionary profit-sharing contributions during the years ended December 31, 2017 and 2016.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Participants become 100% vested in Company matching and profit-sharing contributions after three years of continuous service.

Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, Company matching contributions, and allocations of (1) any discretionary profit-sharing contributions and (2) Plan investment earnings. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee and custodian of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During each of the years ended December 31, 2017 and 2016, the Plan funded administrative expenses of $1.1 million, respectively. The Plan Sponsor paid all other administrative expenses.

Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be over a reasonable period of time that may exceed five years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.

Interest is charged over the term of the loan at the prime rate plus 1%, based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

If a participant terminates employment with the Company, they may repay their loan in full prior to initiating a distribution or they may continue to make loan payments via ACH arrangement.  If the loan is defaulted the participant’s distribution will be reduced by the amount of the outstanding loan.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal forms of benefit for all participants, other than those whose pension account merged into the Plan in 1997, are lump sum or installment cash payments. For pension accounts that were merged into the Plan in 1997, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution for this group include lump sum or installment cash payments or the purchase of a different form of annuity. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

In-Service and Hardship Withdrawals

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants experiencing a severe financial hardship, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting in accordance with U.S. Generally Accepted Accounting Principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Benefits

Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants.  Employer contributions are recognized in the period in which they become obligations of the Company.  As of December 31, 2017 and 2016, the Plan received $20.6 million and $19.9 million, respectively, of employer contributions that were allocated to participant accounts in January 2018 and January 2017, respectively, based on the matching contribution formula defined by the Plan.

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances.  Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $3.0 million and $2.2 million during the years ended December 31, 2017 and 2016, respectively, by the offset of available forfeited balances. At December 31, 2017 and 2016, forfeited non-vested account balances available to offset future Company contributions totaled $3.0 million and $3.4 million, respectively.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risk and Uncertainties

The Plan provides for a number of investment options, primarily in stock and mutual funds and common trust funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.

New Accounting Standards

There were no newly adopted accounting standards in the current plan year.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan follows a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable and participant loans, approximates their fair value.

Investments measured at fair value on a recurring basis consisted of the following types of instruments (in thousands):

		Fair Value at December 31,
	Hierarchy	2017	2016
Mutual funds:
Bond funds	Level 1	$21,554	$17,994
Stock funds	Level 1	394,927	316,180
Total mutual funds		416,481	334,174
Participant-directed brokerage accounts	Level 1	1,904	2,426
Company stock	Level 1	49,202	47,326
Common trust funds measured at NAV (1)		1,143,899	950,084
Total investments measured at fair value		$1,611,486	$1,334,010
(1)	Investments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy.

The Plan did not have any transfers between levels during the years ended December 31, 2017 and 2016.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Mutual funds – Mutual fund investments are valued using quoted market prices listed on nationally recognized securities exchanges.

Company stock – The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.

Participant-directed brokerage accounts – Participant-directed brokerage accounts are valued using quoted market prices listed on nationally recognized securities exchanges. The participant-directed brokerage accounts allow Plan participants to invest in a wide range of investments that are not available through the Plan’s core investment options, including various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds. These additional investments offer a spectrum of strategies and objectives beyond those available in the core investments of the Plan.  Participant-directed brokerage accounts are administered by Charles Schwab & Co., Inc., a subservice organization to T. Rowe Price Retirement Plan Services, Inc.

Common trust funds – Common trust funds are valued based on the net asset value reported by the trust manager as of the financial statement dates, which may reflect recent transaction prices, evaluations based on pricing services or other observable input.  The common trust funds are issued by T. Rowe Price and Prudential and hold investments in accordance with stated objectives.  These common trust funds include:

•

T. Rowe Price Retirement Active Trusts, which seek to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement;

•

T. Rowe Price Blue Chip Growth Trust, which focuses on "blue chip" companies with leading market positions, seasoned management teams, strong financial conditions, and above-average growth and profitability;

•	T. Rowe Price International Growth Equity Trust D, which seeks long-term growth of capital through common stock of established, non-U.S. companies;
•	T. Rowe Price US Small-Cap Core Equity Trust D, which seeks long-term capital growth by investing primarily in the stocks of small companies;
•	T. Rowe Price US Value Equity Trust D, which seeks long-term capital appreciation and, secondarily, income by investing primarily in common stocks believed to be undervalued;
•

T. Rowe Price Stable Value Fund (Stable Value Fund), which seeks maximum current income while maintaining stability of principal and invests in FBRICs.  This fund is primarily invested in guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic investment contracts (SICs), and separate account contracts (SACs).  GICs, BICs, SICs, and SACs are types of investment contracts that are designed to provide principal stability and a competitive yield. Participant-directed redemptions have no restrictions. The Stable Value Fund requires a reasonable amount of time to liquidate the Plan’s share in the fund.

•

Prudential Core Plus Bond Fund, which seeks to outperform the Barclay’s U.S. Aggregate Bond Index over a full market cycle, through investments in U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed securities.

Under the trusts’ governing documents, the trustee may require 90 days’ prior written notice before redemption or withdrawal can occur.

CACI $MART Plan

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100% vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Parties-in-Interest Transactions

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. Mercer Investment Consulting, Inc. & Mercer (US) Inc. provide investment and monitoring services for the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply.  The Plan also invests in the common stock of the Company. In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

7. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500) as benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported as benefits payable at year-end under U.S. GAAP, and thus are not reflected in the accompanying financial statements.

CACI $MART Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

There were no differences between the accompanying financial statements as of December 31, 2017 and the financial information reported on the Form 5500.  The following is a reconciliation of benefits paid to participants during the year ended December 31, 2016, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

2016
Benefits paid to participants as reported in the financial statements	$140,526
Add amounts allocated to withdrawing participants at end of year	-
Less amounts allocated to withdrawing participants at beginning of year	(3)
Benefits paid as reported in the Form 5500	$140,523

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

EIN #54-1345888—Plan Number 002

December 31, 2017

	Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value (in thousands)
	PIMCO Inflation Response Multi-Asset Fund Institution	Mutual Fund		$1,924
	Vanguard Total Bond Market Index, Institutional	Mutual Fund		19,630
*	T. Rowe Price Financial Services Fund	Mutual Fund		21,410
*	T. Rowe Price Health Sciences Fund	Mutual Fund		79,752
*	T. Rowe Price Media & Telecommunication	Mutual Fund		63,269
*	T. Rowe Price Science & Technology Fund	Mutual Fund		43,987
	Vanguard Institutional Index	Mutual Fund		70,752
	Vanguard Mid-Cap Index, Institutional	Mutual Fund		59,725
	Vanguard Small Cap Index, Institutional	Mutual Fund		18,201
	Vanguard Treasury Money Market Fund	Mutual Fund		23,028
	Vanguard Total International Stock Index, Institutional	Mutual Fund		14,803
	Prudential Core Plus Bond	Common Trust		39,335
*	T. Rowe Price International Growth Equity Trust D	Common Trust		35,404
*	T. Rowe Price Retirement Balance Active Trust B	Common Trust		4,649
*	T. Rowe Price Retirement 2005 Active Trust B	Common Trust		5,799
*	T. Rowe Price Retirement 2010 Active Trust B	Common Trust		20,039
*	T. Rowe Price Retirement 2015 Active Trust B	Common Trust		41,029
*	T. Rowe Price Retirement 2020 Active Trust B	Common Trust		96,754
*	T. Rowe Price Retirement 2025 Active Trust B	Common Trust		124,779
*	T. Rowe Price Retirement 2030 Active Trust B	Common Trust		149,644
*	T. Rowe Price Retirement 2035 Active Trust B	Common Trust		114,058
*	T. Rowe Price Retirement 2040 Active Trust B	Common Trust		111,829
*	T. Rowe Price Retirement 2045 Active Trust B	Common Trust		79,187
*	T. Rowe Price Retirement 2050 Active Trust B	Common Trust		41,782
*	T. Rowe Price Retirement 2055 Active Trust B	Common Trust		13,569
*	T. Rowe Price Retirement 2060 Active Trust B	Common Trust		1,634
*	T. Rowe Price Blue Chip Growth Trust T1	Common Trust		102,475
*	T. Rowe Price U.S. Small-Cap Core Equity Trust D	Common Trust		46,502
*	T. Rowe Price U.S. Value Equity Trust D	Common Trust		31,882
*	T. Rowe Price Stable Value Common Trust Fund	Stable Value Fund		83,549
*	CACI International Inc	Company Stock		49,202
*	Plan Participants	Participant loans (maturing 2018 to 2032 with interest rates of 4.25%-10.50%)		19,387
*	Participant-Directed Brokerage Accounts (1)	Participant-Directed Brokerage Accounts		1,904
				$1,630,873

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.
(1)	Certain investments in these accounts are issued by a party-in-interest to the plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 22, 2018	By:	/s/ Thomas A. Mutryn
Thomas A. Mutryn
Executive Vice President,
Chief Financial Officer and Treasurer